22 April 2004

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier announced today that on 20 April 2004 a grant of options was made to employees under the Reed Elsevier Group plc SAYE Share Option Scheme.  The following executive director was granted options under the scheme as set out below:

M H Armour - 4,329 shares at 377.6p per share, exercisable between 1 August 2009 and 31 January 2010.

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